First Responder Holding Co. (the "Company") a Delaware Corporation
Financial Statements

For the fiscal years ended December 31, 2022 and 2021

FIRST RESPONDER HOLDING CO.
Balance Sheet
For the Years Ended December 31, 2021 and 2022

ASSETS

		2022	2021
Current assets:			
Cash	$	25,457	36,646
Accounts Receivable		(1,955)	(3,356)
Inventory		216,822	234,151
Total current assets		240,325	267,441
Total assets	$	240,325	$ 267,441

LIABILITIES AND SHAREHOLDERS' EQUITY

		2022	2021
Current liabilities:			
Accounts payable and accrued expenses		79,174	175,349
Total current liabilities		79,174	175,349
Other liabilities - SAFE Notes		350,000	-
Total liabilities		429,174	175,349
Shareholders' Equity (Deficit)		(188,850)	92,091
Total liabilities and shareholders' equity	$	240,325	$ 267,441

Unaudited

FIRST RESPONDER HOLDING CO.
Statement of Income
For the Years Ended December 31, 2021 and 2022

	2022	2021
Revenues:		
Product Sales	$ 831,647	$ 1,558,344
Cost of Goods Sold	(539,073)	(489,033)
Gross Profit	292,575	1,069,311
Operating expenses:		
General an administrative	263,855	867,493
Sales and marketing	166,374	515,127
Total operating expenses	430,229	1,382,621
Operating income	(137,654)	(313,310)
Other income (expense):		
Other Income	(15,639)	(6,939)
Gain on extinguishment of debt	40,442	-
Total other income (expense)	24,803	(6,939)
Net income	$ (112,851)	$ (320,249)

FIRST RESPONDER HOLDING CO.

Statement of Cash Flows
For the Years Ended December 31, 2021 and 2022

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ (112,851)	$ (320,249)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Gain on extinguishment of debt	(40,442)	-
(Increase) decrease in:		
Accounts receivable	2,493	3,356
Inventory	13,434	(26,308)
Increase (decrease) in:		
Accounts payable and accrued expenses	(55,733)	70,488
Net cash provided used in operating activities	(193,099)	(272,714)
Cash flows from financing activities:		
Proceeds (Reimbursements) from Owners investment	(168,090)	255,422
Proceeds from SAFE notes	350,000	-
Proceeds from PPP loan	-	40,442
Net cash provided by financing activities	181,910	295,864
Net increase (decrease) in cash	(11,189)	23,150
Cash, beginning of year	36,646	13,496
Cash, end of year	$ 25,457	$ 36,646

FIRST RESPONDER HOLDING CO.
Statement of Changes in Shareholders' Equity (Deficit)
For the Years Ended December 31, 2021 and 2022

Balance, January 1, 2021	$	156,918
Owners investment		255,422
Net Loss		(320,249)
Balance, December 31, 2021	$	92,091
Owners investment		(168,090)
Net Loss		(112,851)
Balance, December 31, 2022	$	(188,850)

First Responder Holding Co.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022

1. ORGANIZATION AND PURPOSE

First Responder Holding Co. (the "Company") is a corporation organized on December 16, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

First Responder Holding Co.
Notes to the Financial Statements (Continued)
For the fiscal year ended December 31, 2022

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.